UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. 25)*
                 -------------------------------
                  INSITUFORM TECHNOLOGIES, INC.
                        (Name of Issuer)

              Class A Common Stock, $.01 par value
                 (Title of Class of Securities)

                           457667 10 3
                         (CUSIP Number)
                --------------------------------
      James D. Krugman, Esq., Krugman, Chapnick & Grimshaw
    Park 80 West - Plaza Two, Saddle Brook, New Jersey 07663
                         (201) 845-3434
    (Name, Address and Telephone Number of Person Authorized
             to Receive Notices and Communications)
                 -------------------------------

                         August 6, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box.
                               ------
Check the following box if a fee is being paid with the statement.

     ------
(A fee is not required only if the reporting person: (a) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

- ---------------------
(1) Constitutes Amendment No. 25 to Schedule 13D dated September 25, 1986 filed by the group described herein, Amendment No. 26 to
Schedule 13D dated June 28, 1986 filed by Brian Chandler, Amendment No. 26 to Schedule 13D filed by Parkwood Limited and Amendment No. 27 to Schedule 13G filed by Ringwood Limited.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  457667 10 3

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Group comprised of Parkwood Limited, as Trustee of the Anthony Basmadjian "P" Settlement, Brian Chandler, Ringwood Limited,
     Barford Limited, as Trustee of the Anthony Basmadjian
     Settlement, and Douglas Kenneth Chick (the "Group")

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     See the following pages for information as to each member of the Group

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     1,164,231

8    SHARED VOTING POWER

     -0-

9    SOLE DISPOSITIVE POWER

     1,164,231

10   SHARED DISPOSITIVE POWER

     -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,164,231

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

     Not applicable

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.3%

14    TYPE OF REPORTING PERSON*

      OO

CUSIP NO.  457667 10 3

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Parkwood Limited, as Trustee of the Anthony Basmadjian "P"
     Settlement

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)   X
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Isle of Man, United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     -0-

8    SHARED VOTING POWER

     880,641

9    SOLE DISPOSITIVE POWER

     -0-

10   SHARED DISPOSITIVE POWER

     880,641

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     880,641

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

     Not applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.2%

14    TYPE OF REPORTING PERSON*

      CO

CUSIP NO.  457667 10 3

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Brian Chandler

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)   X
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     100,000

8    SHARED VOTING POWER

     183,590 (see footnote 1)

9    SOLE DISPOSITIVE POWER

     100,000

10   SHARED DISPOSITIVE POWER

     183,590 (see footnote 1)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     283,590

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

     Not applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.0%

14    TYPE OF REPORTING PERSON*

      IN

____________
(1) Represents shares beneficially owned by Ringwood Limited (all of the capital stock of which is held by Barford Limited and Brian Chandler)

CUSIP NO.  457667 10 3

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ringwood Limited

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)   X
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     -0-

8    SHARED VOTING POWER

     183,590

9    SOLE DISPOSITIVE POWER

     -0-

10   SHARED DISPOSITIVE POWER

     183,590

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     183,590

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

     Not applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.8%

14    TYPE OF REPORTING PERSON*

      HC

CUSIP NO.  457667 10 3

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Barford Limited, as Trustee of the Anthony Basmadjian
     Settlement

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)   X
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Isle of Man, United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     -0-

8    SHARED VOTING POWER

     183,590 (see footnote 1)

9    SOLE DISPOSITIVE POWER

     -0-

10   SHARED DISPOSITIVE POWER

     183,590 (see footnote 1)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     183,590 (see footnote 1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

     Not applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.8%

14    TYPE OF REPORTING PERSON*

      CO

______________
(1) Represents shares beneficially owned by Ringwood Limited (all of the capital stock of which is held by Barford Limited and Brian Chandler)

CUSIP NO.  457667 10 3

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Douglas Kenneth Chick

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)   X
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     -0-

8    SHARED VOTING POWER

     1,064,231 (see footnote 1)

9    SOLE DISPOSITIVE POWER

     -0-

10   SHARED DISPOSITIVE POWER

     1,064,231 (see footnote 1)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,064,231 (see footnote 1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

     Not applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.9%

14    TYPE OF REPORTING PERSON*

      IN

______________
(1)  Represents 880,641 shares beneficially owned by Parkwood
     Limited and 183,590 shares beneficially owned by Barford
     Limited

                     INTRODUCTORY STATEMENT

     Pursuant to Reg. Section 240.13d-2, this Amendment No. 25 to
Schedule 13D discloses changes in the Statement on Schedule 13D dated September 25, 1986, as amended by Amendment No. 1 thereto dated January 22, 1987, Amendment No. 2 thereto dated July 10, 1987, Amendment No. 3 thereto dated August 17, 1987, Amendment No. 4 thereto dated August 27, 1987, Amendment No. 5 thereto dated October 26, 1987, Amendment No. 6 thereto dated February 10, 1988, Amendment No. 7 thereto dated June 14, 1988, Amendment No. 8 thereto dated September 28, 1989, Amendment No. 9 thereto dated April 15, 1991, Amendment No. 10 thereto dated May 30, 1991, Amendment No. 11 thereto dated August 30, 1991, Amendment No. 12 thereto dated March 31, 1992, Amendment No. 13 thereto dated May 6, 1992, Amendment No. 14 thereto dated May 11, 1992, Amendment No. 15 thereto dated May 18, 1992, Amendment No. 16 thereto dated May 20, 1992, Amendment No. 17 thereto dated June 17, 1992, Amendment No. 18 thereto dated June 24, 1992, Amendment No. 19 thereto dated July 3, 1992, Amendment No. 20 thereto dated August 6, 1992, Amendment No. 21 thereto dated December 9, 1992, Amendment No. 22 thereto dated June 30, 1993, Amendment No. 23 thereto dated August 16, 1993 and Amendment No. 24 thereto dated June 1, 1994 (together, the "Amended Statement on Schedule 13D"), filed by a group (the "Group"), within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), comprised of Brian Chandler ("Chandler"), Parkwood Limited ("Parkwood"), Ringwood Limited ("Ringwood"), Barford Limited ("Barford") and Douglas K. Chick ("Chick"), and therefore does not restate the items therein in their entirety. No person or entity reporting hereunder shall be responsible for the completeness or accuracy of any information contained in the Amended Statement on Schedule 13D, as amended herein, with respect to any other person or entity.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

     (a) As of August 22, 1996, the members of the Group beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 1,164,231 shares of class A common stock, $.01 par value ("Class A Common Stock"), of Insituform Technologies, Inc. (the "Corporation"), constituting, to the best of the knowledge of the undersigned, 4.3% of the issued and outstanding shares of Class A Common Stock.

     As of August 22, 1996, Parkwood, as trustee for the Anthony Basmadjian "P" Settlement, beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 880,641 shares of Class A Common Stock, constituting, to the best of the knowledge of Parkwood, 3.2% of the issued and outstanding shares of Class A Common Stock.

     As of August 22, 1996, Chandler beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 283,590 shares of Class A Common Stock (including 183,590 shares beneficially owned by Ringwood, all of the capital stock of which is held by Barford and Chandler), constituting, to the best of the knowledge of Chandler, 1.0% of the issued and outstanding shares of Class A Common Stock.

     As of August 22, 1996, Ringwood beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 183,590 shares of Class A Common Stock, constituting to the best of the knowledge of Ringwood, 0.8% of the issued and outstanding shares of Class A Common Stock.

     As of August 22 1996, Barford, as trustee for the Anthony Basmadjian Settlement, beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 183,590 shares of Class A Common Stock (representing shares beneficially owned by Ringwood, all of the capital stock of which is held by Barford and Chandler), constituting, to the best of the knowledge of Barford, 0.8% of the issued and outstanding shares of Class A Common Stock.

     As of August 22, 1996, Chick, for purposes of Rule 13d-3 under the Exchange Act, beneficially owned 1,064,231 shares of Class A Common Stock, consisting of 880,641 shares of Class A Common Stock beneficially owned by Parkwood and 183,590 shares of Class A Common Stock beneficially owned by Ringwood (all of the capital stock of which is held by Barford and Chandler), constituting, to the best of the knowledge of Chick, 3.9% of the issued and outstanding shares of Class A Common Stock.

     (b) All of the 1,164,231 shares of Class A Common Stock stated above as beneficially owned by members of the Group are held by such members, collectively, with sole power to vote or to direct the vote thereof, and with sole power to dispose or to direct the disposition thereof.

       All of the shares stated above as beneficially owned by Parkwood are held by Parkwood with shared power to vote or to direct the vote thereof, and with shared power to dispose or to direct the disposition thereof, with Chick.

       Of the shares stated above as beneficially owned by Chandler, 100,000 shares are held by Chandler with sole power to vote or to direct the vote thereof, and sole power to dispose or to direct the disposition thereof, and 183,590 shares are held with shared power to vote or to direct the vote thereof, and shared power to dispose or to direct the disposition thereof, with Chick, Ringwood and Barford.

       All of the shares stated above as beneficially owned by Ringwood are held by Ringwood with shared power to vote or to direct the vote thereof, and with shared power to dispose or to direct the disposition thereof, with Chandler, Chick and Barford.

       All of the shares stated above as beneficially owned by Barford are held by Barford with shared power to vote or to direct the vote thereof, and with shared power to dispose or to direct the disposition thereof, with Chandler, Chick and Ringwood.

       Of the shares stated above as beneficially owned by Chick, 880,641 shares are held by Chick with shared power to vote or to direct the vote thereof, and shared power to dispose or to direct the disposition thereof, with Parkwood, and 183,590 shares are held with shared power to vote or to direct the vote thereof, and shared power to dispose or to direct the disposition thereof, with Chandler, Ringwood and Barford.

     (c) Effective August 6, 1996, the Corporation retained an aggregate of 255,801 shares (the "Pledged Shares") of Class A Common Stock beneficially owned by Ringwood, Chandler and Chick and pledged to the Corporation as security for Ringwood's secured, non-recourse promissory note more fully described under Item 6, in satisfaction of the obligation of Ringwood, Chandler and Chick to the Corporation under such note and pledge.

     (e) On August 6, 1996, the Group, and each member thereof, ceased to be the beneficial owner of more than five percent of the Class A Common Stock.

Item 6.   Contracts, Arrangements, Undertakings or Relation-
          ships with Respect to Securities of the Issuer.
          --------------------------------------------------

     Effective August 6, 1996, pursuant to notice delivered by the Corporation dated July 15, 1996, the Corporation retained the Pledged Shares in satisfaction of the obligation of Ringwood, Chandler and Chick to the Corporation under the secured, non-recourse promissory note in the original principal amount of $3,623,842.80 executed by Ringwood to the Corporation under an agreement dated July 3, 1992 among the Corporation, Ringwood, Chandler, Chick and Parkwood, and under the stock pledge agreement executed to the Corporation by Ringwood, Chandler and Chick covering the Pledged Shares. On May 21, 1995, the Corporation had extended the maturity date of the note by one year to July 3, 1996, and in December 1995 the interest payment otherwise due in January 1996 was postponed to be due on a date no later than 30 days after the date of first publication of the Corporation's operating results covering at least a 30-day period after the consummation of the Corporation's acquisition of Insituform Mid-America, Inc. on October 25, 1995.

Item 7.   Materials to be Filed as Exhibits.
          ----------------------------------

       Exhibit A -  Agreement pursuant to Rule 13d-1(f)(1)(iii)

       Exhibit B -  Notice dated July 15, 1996 executed by the
                    Corporation to Ringwood Limited, Brian
                    Chandler and Douglas K. Chick.

                            SIGNATURE
                            ---------

         After reasonable inquiry and to the best of our respective knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  August 22, 1996       PARKWOOD LIMITED, as Trustee
                              of the Anthony Basmadjian
                              "P" Settlement


                              By s/Dudley Cottingham
                                ----------------------------
                                                  Director


Dated:  August 22, 1996       s/Brian Chandler
                              ------------------------------
                              Brian Chandler


Dated:  August 22, 1996       RINGWOOD LIMITED


                              By s/Dudley Cottingham
                              ------------------------------
                                                  Director

Dated:  August 22, 1996       BARFORD LIMITED, as Trustee
                              of the Anthony Basmadjian
                              Settlement


                              By s/Alan Corlett
                                ----------------------------
                                                  Director



Dated:  August 22, 1996       s/Douglas K. Chick
                              ------------------------------
                              Douglas K. Chick

                        INDEX TO EXHIBITS
                        -----------------


Exhibit A -    Agreement pursuant to Rule 13d-1(f)
                (1)(iii)

Exhibit B -    Notice dated July 15, 1996 executed by
                the Corporation to Ringwood Limited,
                Brian Chandler and Douglas K. Chick